

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 25, 2026

Tsz Keung Chan
Chief Executive Officer
Rich Sparkle Holdings Limited
Portion 2, 12th Floor, The Center
99 Queen's Road Central
Hong Kong

> **Re: Rich Sparkle Holdings Limited**
> **Registration Statement on Form F-1**
> **Filed March 20, 2026**
> **File No. 333-294501**

Dear Tsz Keung Chan:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Rucha Pandit at 202-551-6022 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Lawrence Venick